Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Responds to MEG Board Recommendation

Calgary, Alberta (September 16, 2025) – Strathcona Resources Ltd. ("Strathcona") today responded to the recommendation by the Board of Directors (the "MEG Board") of MEG Energy Corp. ("MEG") on September 15, 2025 to vote in favour of the arrangement agreement between MEG and Cenovus Energy Inc. announced on August 22, 2025 (the "MEG Board Deal"), and to reject Strathcona's amended and extended take-over bid announced on September 8, 2025 (the "Amended Offer").

Strathcona is disappointed that the MEG Board has elected to re-commit to the MEG Board Deal, despite the clearly superior Amended Offer. Strathcona's Amended Offer delivers both an upfront premium to the MEG Board Deal and allows MEG shareholders to fully participate in future upside as part of a bigger, stronger business. Furthermore, in rejecting Strathcona's Amended Offer, the MEG Board has resorted to the same pattern of false and misleading claims which characterized its directors' circular dated June 16, 2025. Strathcona encourages MEG and Strathcona shareholders to review a new presentation which has been posted today on Strathcona's website, which corrects the record.

Next Steps

Strathcona remains encouraged by the strong shareholder support for its Amended Offer, and thanks those MEG shareholders who have already deposited their shares. The expiration time of for the Amended Offer is 5:00 p.m. (Mountain time) on October 20, 2025 (the "Expiry Time"), after the special meeting of MEG shareholders to vote on the MEG Board Deal scheduled on October 9, 2025. As previously disclosed, Strathcona intends to vote its approximately 14.2% interest in MEG against the MEG Board Deal, which requires approval by 66 2/3% of the votes cast by MEG shareholders present in person or by proxy at the special meeting.

Strathcona recommends that MEG shareholders vote AGAINST the proposed MEG Board Deal and encourages MEG shareholders to deposit their shares under the Amended Offer prior to the Expiry Time. Shareholders who have questions or require assistance in depositing MEG shares to the Amended Offer should contact the Information Agent, Laurel Hill Advisory Group, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free).

Copies of the original offer and accompanying take-over bid circular of Strathcona dated May 30, 2025 (the "Original Offer to Purchase and Circular") and copies of the notice of variation, change and extension dated September 10, 2025 (the "Notice of Variation, Change and Extension") are available without charge on request from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or by contacting Laurel Hill Advisory Group per the instructions set forth above.

About Strathcona

Strathcona is one of North America's fastest growing pure play heavy oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life assets. Strathcona's common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

For more information about Strathcona, visit www.strathconaresources.com.

Investor inquiries

info@strathconaresources.com

Media inquiries:

communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Amended Offer to acquire MEG shares and issue Strathcona shares in connection therewith is made solely by, and subject to the terms and conditions set out in the Original Offer to Purchase and Circular, the Notice of Variation, Change and Extension, and the letter of transmittal and notice of guaranteed delivery accompanying the Original Offer to Purchase and Circular (collectively, the "Offer Documents"). The Offer Documents contain important information about the Amended Offer and should be read in their entirety by MEG shareholders.

Additional Information About the Amended Offer and Where to Find It

In connection with the Amended Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Amended Offer. This news release is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed, or to be filed, with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Original Offer to Purchase and Circular, the Notice of Variation, Change and Extension, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Amended Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Original Offer to Purchase and Circular, the Notice of Variation, Change and Extension, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Amended Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Additional Information Regarding Proxy Solicitation

Strathcona is soliciting proxies through this press release pursuant to a blanket order of the Alberta Securities Commission dated July 21, 2021 (as amended) allowing Strathcona to solicit proxies through public broadcast without Strathcona sending or filing a dissident's proxy circular. Strathcona is soliciting proxies in respect of MEG and the special meeting of shareholders of MEG to consider the MEG Board Deal to be held on October 9, 2025 (the "MEG Meeting"). This solicitation is being made by Strathcona through this public broadcast, and not by or on behalf of the management of MEG. Strathcona will bear the costs of this solicitation.

In addition to revocation in any other manner permitted by law, a registered MEG shareholder may revoke or change a previously made proxy vote by: (a) attending and voting (in person or online) at the MEG Meeting by following the instructions under the heading "Questions and Answers About the MEG Meeting and The Arrangement – How do I vote?" in the Management Information Circular of MEG dated September 9, 2025 in respect of the MEG Meeting; (b) depositing an instrument in writing executed by such MEG shareholder or their attorney authorized in writing (or, if such MEG shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney for the corporation) with either (i) Computershare, acting as transfer agent, at the office of Computershare designated in the Notice of Special Meeting of MEG dated September 9, 2025 not later than 5:00 p.m. (Calgary time) on the business day preceding the day of the MEG Meeting (or any adjournment(s) or postponement(s) thereof) or (ii) the Chair of the MEG Meeting on the day of the MEG Meeting (or any adjournment(s) or postponement(s) thereof); or (c) depositing a duly executed proxy, bearing a later date or time than the date or time of the proxy being revoked by 9:00 a.m. (Calgary time) on October 7, 2025 (or if the MEG Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time and date on which the MEG Meeting is reconvened or held, as the case may be).

MEG shareholders who hold their shares through a bank, broker or other intermediary are encouraged to follow the instructions provided to them from their applicable intermediary as they differ from those of registered shareholders (shareholders who hold MEG shares in their own name) and are encouraged to provide instructions to their applicable intermediary through which they hold their MEG shares in sufficient time prior to the holding of the MEG Meeting.

Based upon publicly available information, MEG's head office is located at Suite 2100, 600 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0G5 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7.

Strathcona beneficially owns, directly or indirectly, 36,100,000 MEG shares, representing approximately 14.2% of the issued and outstanding MEG shares.

To the knowledge of Strathcona, neither Strathcona nor any associates or affiliates of Strathcona, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the MEG Meeting, other than as set out herein.

Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, expectations relating to the Amended Offer and information concerning Strathcona's plans for MEG in the event the Amended Offer is successful; Strathcona's intention to vote its MEG shares against the MEG Board Deal; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona acquisition of MEG by Strathcona.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the conditions of the Amended Offer will be satisfied on a timely basis in accordance with their terms; the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Amended Offer or otherwise, and to integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the anticipated synergies and other anticipated benefits of the Amended Offer will be realized in a manner consistent with Strathcona's expectations; the expected premium of the Amended Offer as compared to the MEG Board Deal and trading prices for Strathcona shares; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations, including its financial condition and asset value, will remain consistent with Strathcona's current expectations. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

The forward-looking information included in this news release is not a guarantee of future performance. Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Amended Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that will be conducted and undertaken by Strathcona upon consummation of the Amended Offer) including, but not limited to: changes in general economic and market conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws (domestic and foreign); the risk of failure to satisfy the conditions to the Amended Offer; the risk that the anticipated synergies and other benefits of the Amended Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca).

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to publicly update or to revise any of the forward-looking information included herein to reflect new circumstances or events, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.